FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

SUPPL

07022358

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

March 22, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

Jlw 4/9

HOUSTON • NEW YORK • WASHINGTON DC • AUSTIN • DALLAS • LOS ANGELES • MINNEAPOLIS • SAN ANTONIO
DUBAI • HONG KONG • LONDON • MUNICH • RIYADH

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Preliminary release

Flughafen Wien Group: 3.3% increase in net profit for 2006

The Flughafen Wien Group can look back on a successful year in 2006. Turnover rose by 13.1% to € 463.9 million, EBITDA increased by 13.3% to € 169.6 million and the EBITDA margin improved to 35.6%. Income before interest and taxes (EBIT) climbed 12.3% to € 103.7 million and net profit for the year totalled € 76.8 million, for an increase of 3.3%.

10/07 ... KA/EK ... 22. März 2007

Open for new horizons. Vienna International Airport

Flughafen Wien Group: 3.3% increase in net profit for 2006

The Flughafen Wien Group can look back on a successful year in 2006. Turnover rose by 13.1% to € 463.9 million, EBITDA increased by 13.3% to € 169.6 million and the EBITDA margin improved to 35.6%. Income before interest and taxes (EBIT) climbed 12.3% to € 103.7 million and net profit for the year totalled € 76.8 million, for an increase of 3.3%. Financial results turned from a plus of € 7.7 million in the previous year to a minus of € 1.8 million in 2006. The slower growth in profit compared to the strong rise in EBIT and turnover resulted from the high pace of investment activity at Vienna International Airport.

Growth strategy supports excellent traffic development

The Flughafen Wien Group continued to pursue its three-point growth strategy in 2006, which is focused on Eastern Europe, middle and long-haul flights and low-cost carriers. The volume of passengers at Vienna International Airport as well as the number of flight movements and maximum take-off weight exceeded forecasts for the year. Vienna International Airport handled a total of 16.9 million passengers in 2006 – including 5.7 million transfer passengers – which represents an increase of 6.3% over the previous year and also outpaced the European average of 5.7%. The low-cost carriers provided an important impulse for this growth with 2.2 million passengers and a plus of 13.2%.

Top position with destinations in Eastern Europe

Vienna International Airport also strengthened its position as an east-west hub for European air travel during the past year. A flight plan that offers 45 destinations in Eastern Europe ranked Vienna among the leading airports in Europe, and brought an increase of 8.0% in the number of passengers travelling to this region in 2006. Another important driver for growth was cargo handling, which rose by 13.3% following an increase in the frequency of "cargo only" flights by Asiana Airlines and Korean Air. Transfers equalled 33.7% of the total number of passengers using Vienna International Airport in 2006, and nearly matched the high level recorded in the previous year.

Activities in 2006 were also influenced by the rapid expansion of Vienna International Airport and the acquisition of Košice Airport in Eastern Slovakia. Flughafen Wien AG also purchased an additional stake of roughly 2% in Malta International Airport Plc during 2006. Together with its consortium partners, Flughafen Wien AG now owns roughly 50% of the shares in Malta International Airport.

Earning position in detail

Turnover recorded by the Flughafen Wien Group rose by 13.1% to € 463.9 million in 2006. Income before interest, taxes, depreciation and amortisation (EBITDA) increased 13.3% to € 169.6 million and the EBITDA margin improved to 35.6%. Income before interest and taxes grew 12.3% to € 103.7 million.

The EBIT margin rose to 21.7%. Financial results turned from a plus of € 7.7 million in the previous year to a minus of € 1.8 million for 2006. This reversal was caused primarily by the use of external financing to support the extensive expenditures for property plant and equipment as well as investments in other companies. In spite of this development, income before taxes (EBT) rose by 1.9% to € 101.9 million and net profit for the year increased 3.3% to € 76.8 million.

Dividend
As a result of this stable development, the Annual General Meeting on 25 April 2007 will be asked to approve a dividend of € 2.20 per share for the 2006 Business Year. This represents a pay-out ratio of 60.2%. At the same time the shareholders of Flughafen Wien AG were able to profit from a 23.0% increase in the price of the share during 2006, which outperformed the ATX.

New areas of business increase the value of the company
Flughafen Wien AG owns a stake of 40% in Malta International Airport through a consortium and also holds a further 10% of the shares directly. In 2006 Kosice Airport was acquired by the TwoOne Consortium, in which Flughafen Wien AG holds the majority of voting rights. The transfer of 66% of the shares in Košice Airport to the TwoOne Consortium took place in October 2006. The plans for Kosice Airport call for an increase in point-to-point traffic over the coming years, which will be supported by the facility's favourable geographic location and a local market area that covers parts of Slovakia, Hungary, Ukraine and Poland.

Flughafen Wien AG also completed the major preparations for the purchase of an investment in Flughafen Friedrichshafen GmbH during 2006. This transaction will involve the purchase of a 25.15% stake in the German company, which will take place in connection with a capital increase. The conclusion of this transaction is scheduled for the end of the first quarter of 2007, subject to the approval of the cartel authorities.

Optimal tariff structure provides relief for airlines
The Flughafen Wien Group continued its efforts to improve the competitive position of Vienna International Airport and provide support for the airlines through an optimal tariff structure in 2006. The current tariff formula was extended to 2009 and the landing tariff was reduced by 2.81% as of 1 January 2006. The passenger tariff was increased by € 1.12, primarily to finance the environmental protection measures that were defined in the mediation contract. The incentives that have been in place for many years were also continued in 2006 to strengthen the competitive ability of Vienna International Airport. In addition to the outstanding quality of services, a minimum connecting time of 25 to 30 minutes – which is among the fastest among comparable airports in Europe – represented a key factor for growth during the reporting year.

Expansion programme progresses rapidly
In addition to a wide range of daily operating challenges, activities during the past year were directed to creating a firm basis for future growth. In order to meet the steady upward trend in the number of passengers and maintain high quality standards, Vienna International Airport must expand the existing terminal facilities and also increase shopping and gastronomy space by a significant amount. The central part of this capacity expansion will be formed by the Skylink terminal, which is scheduled to open in spring 2009. Capital expenditure not only focused on projects to increase capacity, but also on the construction of turnkey properties to strengthen the strategic base of the Non-Aviation Segment. One example of such projects is the Office Park II, which will be completed by July 2007.

In cooperation with the Austrian Federal Railway Corporation, work also continued to expand the airport railway station and thereby improve infrastructure connections. This same goal is being pursued with the City Airport Train (CAT), which is operated by a joint venture between the Austrian Federal Railway Corporation and Flughafen Wien AG. Roughly 10% of all passengers now use the CAT, which provides a non-stop link in only 16 minutes between Vienna International Airport and the "Wien –Mitte" railway station with its direct check-in facilities.

Challenges successfully mastered
The Flughafen Wien Group also faced a number of very special challenges in the sensitive area of security during 2006. The visits of numerous high-ranking politicians during Austria's term as the seat of the rotating EU presidency and a stopover by the US president were handled smoothly. Optimal coordination and the use of the new General Aviation Center supported the completion of all necessary activities without any interruption of regular operations. The new and stricter regulations for the control of hand luggage in November 2006 were also implemented without major disadvantages for passengers.

Outlook
For the 2007 Business Year, the Flughafen Wien Group expects an increase of 5% in the number of passengers, 2% in flight movements and 3% in maximum take-off weight. The restructuring of the Austrian Airlines Group will lead to the discontinuation of several long-term destinations in 2007, but the flight plan will also be expanded to reflect new acquisitions. Delta Air Lines, Korean Air, Air Transat, Sky Europe, KrasAir, Click Air and Air One will add Vienna International Airport as a destination during the coming year. In addition, the Austrian Airlines Group will introduce a scheduled flight to Chicago and NIKI will start flights to Moscow.

The expansion programme will continue during 2007, whereby the Skylink represents the leading project for the next years. Planned capital expenditure will total € 250 million in 2007. Turnover is expected to show further improvement parallel to the development of traffic, while earnings will also be influenced by the high level of investment activity and related increase in depreciation.

For additional information contact:

Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-23000
Robert Dusek, Investor Relations (+43-1-) 7007-23126

	2006 in € mill.	2005 in € mill.	Change in %
Turnover			
Group	463.9	410.3	+13.1
Airport	211.3	188.6	+12.0
Handling	139.6	132.2	+5.6
Non-Aviation	112.8	89.2	+26.4
Operating income	477.3	433.5	+10.1
Operating expenses	373.6	341.2	+9.5
EBITDA	169.6	149.7	+13.3
Income before interest and taxes (EBIT)			
Group	103.7	92.3	+12.3
Airport	75.7	66.7	+13.4
Handling	12.8	15.5	-17.6
Non-Aviation	35.2	34.5	+2.2
Profit before taxes (EBT)	101.9	100.0	+1.9
Net profit for the period	76.8	74.3	+3.3
Net cash flows from operating activities	141.6	158.0	-10.4

Passengers (in mill.)	16.9	15.9	+6.3
Transfer passengers (in mill.)	5.7	5.4	+4.2
Flight movements	237,490	230,900	+2.9
Maximum take-off weight (in mill. to)	6.8	6.5	+3.7
Cargo (in tonnes)	265,778	234,677	+13.3